UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 29, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 60.643.228/0001-21

Company Registry (NIRE): 35.300.022.807

NOTICE TO THE MARKET

FIBRIA CELULOSE S.A. (BM&FBOVESPA: FIBR3 | NYSE:FBR) (“Fibria” or “Company”), in compliance with article 157, §4 of Law no. 6,404/76 and CVM Instruction no. 358/2002, hereby announces its decision to redeem, on March 26, 2014, all of its outstanding 7.500% senior notes due 2020 (the “2020 Notes”) issued by Fibria Overseas Finance Ltd (a wholly-owned subsidiary of Fibria) and guaranteed by Fibria in an aggregate amount of US$690.2 million.

This transaction is consistent with Fibria’s strategy to reduce its gross debt and related debt service costs. This transaction will reduce Fibria’s annual interest expense by approximately US$52 million. The expense incurred by the Company in connection with the redemption of the 2020 Notes will impact the Company’s 2014 financial results for the quarter ending March 31, 2014.

The main funding source for the Company’s redemption of the 2020 Notes is the R$1.4 billion proceeds from the land sale that was disclosed by the Company in the Material Fact issued on November 17, 2013.

São Paulo, January 29, 2014.

FIBRIA CELULOSE S.A.

Guilherme Perboyre Cavalcanti

Financial and Investor Relations Officer

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2013

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

3